Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

November 7, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: John M. Ganley, Division of Investment Management

Re: Market Vectors ETF Trust (the “Trust”)

Dear Mr. Ganley:

          Thank you for your telephonic comments received on November 7, 2011 regarding the registration statements on Form N-14 for the Trust in connection with the exchange offers (collectively, the “Offer”) on behalf of the Trust and Market Vectors Bank and Brokerage ETF (formerly, Market Vectors Money-Center Bank ETF), Market Vectors Biotech ETF, Market Vectors Oil Services ETF, Market Vectors Pharmaceutical ETF, Market Vectors Retail ETF and Market Vectors Semiconductor ETF (the “ETFs”), each a series of the Trust, for the securities underlying the depositary trust receipts (“HOLDRS”) of Regional Bank HOLDRS™ Trust, Biotech HOLDRS™ Trust, Oil Service HOLDRS™ Trust, Pharmaceutical HOLDRS™ Trust, Retail HOLDRS™ Trust and Semiconductor HOLDRS™ Trust, respectively (the “HOLDRS Trusts”), filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2011. Below, we describe the changes that have been made to the Form N-14s in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Terms not defined herein have the meanings set forth in the Form N-14s.

Comment 1.

At the end of the first paragraph on the first page of each Form N-14 and in the section entitled “Offer to Exchange” in each Form N-14, please include a sentence that cross references the section of each Schedule TO that describes the effects of not participating in the Offer.

Response 1. The disclosure has been revised accordingly.

Comment 2.

Please separate the discussion of the advantages and disadvantages of the Offer and include the estimated percentage of the securities underlying the HOLDRS that will be sold in the Rebalancing Transaction in the disadvantages discussion.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please supplementally provide the numbers that will be included in the Fee Table and the Expense Examples and combine the Expense Examples for the ETFs and the HOLDRS Trusts.

Response 3. The disclosure has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon